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                               February 1, 2023

       David Chan
       Executive President
       Lanvin Group Holdings Ltd
       3701-02, Tower S2, Bund Finance Center
       600 Zhongshan Rd East No.2,
       Shanghai, 200010, China

                                                        Re: Lanvin Group
Holdings Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed January 6,
2023
                                                            File No. 333-269150

       Dear David Chan:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Cover Page

   1.                                                   Provide prominent
disclosure about the legal and operational risks associated with being based in or having the
majority of the company   s operations in China. Your disclosure
                                                        should make clear
whether these risks could result in a material change in your operations and/or the value of the
securities you are registering for sale or could significantly limit or completely hinder your
ability to offer or continue to offer securities to investors and cause the value of such
securities to significantly decline or be worthless. Your disclosure should address how
recent statements and regulatory actions by China   s government, such
                                                        as those related to the
use of variable interest entities and data security or anti-monopoly concerns, have or may
impact the company   s ability to conduct its business, accept
 David Chan
FirstName LastNameDavid
Lanvin Group Holdings Ltd Chan
Comapany1,NameLanvin
February   2023       Group Holdings Ltd
February
Page 2 1, 2023 Page 2
FirstName LastName
         foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page. Liquidity and Capital Resources, page 102

2. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of your ordinary shares, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.
3. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock. Your
discussion should
         highlight the fact that Fosun International Limited, a beneficial owner of approximately
         65% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.
Compensation of Directors and Executive Officers, page 156

4. Please update your compensation disclosure to reflect the fiscal year ended December 31,
         2022.
General

5. It is inappropriate for counsel to include in its opinion assumptions that are overly broad, that assume away the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainable facts. Please ask counsel to support the assumption in Section 2.3 of Exhibit 5.1 and assumptions (i) and
(ii) in the last
         paragraph on page 2 of Exhibit 5.2. Refer to Section II.B.3.a of Staff Legal Bulletin No.
         19.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Eranga Dias at 202-551-8107 or Evan Ewing at 202-551-5920 with any questions.
 David Chan
Lanvin Group Holdings Ltd
February 1, 2023
Page 3




FirstName LastNameDavid Chan             Sincerely,
Comapany NameLanvin Group Holdings Ltd
                                         Division of Corporation Finance
February 1, 2023 Page 3                  Office of Manufacturing
FirstName LastName